April 24, 2023

Dear fellow NextEra Energy shareholder,

I urge you to support Proposal 5 at the annual meeting of NextEra Energy (“NextEra”) on May 18, 2023. Proposal 5 requests that NextEra’s Board of Directors disclose in the company’s annual proxy statement each director’s self-identified gender and race/ethnicity, as well as the skills and attributes that are most relevant considering the Company’s overall business, long-term strategy, and risks. Proposal 5 requests that the information be presented in a matrix format, and should not include any attributes the Board identifies as minimum qualifications for all director candidates.

Proposal 5 was submitted by the New York City Employees’ Retirement System, the New York City Teachers’ Retirement System, and the New York City Board of Education Retirement System (collectively “NYCRS”.) The NYCRS’ proposal does not require the Board to alter their current board evaluation process and substitute a “check-the-box” approach, nor does it require the creation of a “prescriptive matrix.” The only thing NYCRS are requesting, as investors in NextEra, is information on the individual directors who serve on a public company board. In fact, such disclosure has become a mainstream Board practice at S&P 500 companies.

According to DiversIQ, almost half (44.7%) of all S&P 500 companies are disclosing gender and race/ethnicity for each individual director – an increase from only 3.7% in 2019. As evidence of this trend, NYCRS has reached agreements with 14 portfolio companies that received similar proposals in the past two years.

Notwithstanding this widely adopted change in practice, the NextEra Board continues to decline to provide investors with decision-useful information as it relates to how individual company directors contribute to the functioning of their full board. Instead, the company aggregates its director data and avoids fuller, more transparent disclosure, mostly relying on the statement that: “The Board functions as a collective body on behalf of all the Company’s shareholders.”1

NYCRS’ does not argue with the idea that the Board functions as a collective body – of course it does! However, while NextEra’s Board may function as a collective body, NextEra’s shareholders vote on individual directors, not on the entire slate. This means that shareholders need to have information on the skills, experience, and diversity of individual directors to assess the quality of each nominee and make informed voting decisions. This is particularly important in the era of Universal Proxy Cards.

1 NextEra Energy 2023 Proxy Statement, 23

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

In addition, while NextEra highlights the number of recently elected independent directors who are women or racial/ethnic minorities, shareholders are unable to determine whether any of the diverse directors, or any of the other directors with relevant experience and skills, have assumed leadership roles on the board or its committees, or his/her/their tenure.

Finally, as a holistic human capital management strategy, this proposal is an important opportunity for the NextEra Board to set the tone from the top. First and foremost, directors stand for election as individuals, and should provide reasonable disclosure instead of shielding themselves in aggregate, and providing ambiguous and unuseful information such as “Racial/Ethnic Diversity: 17%.”2 The proposed disclosure would signal to NextEra’s customers, suppliers, and investors, that the directors themselves are practicing diversity and inclusion in the boardroom.

Therefore, I urge you to vote FOR Proposal 5 requesting better data on the NextEra directors. For questions, please contact Yumi Narita, Executive Director of Corporate Governance, in the New York City Comptroller’s Office at ynarita@comptroller.nyc.gov.

Sincerely,

Brad Lander

New York City Comptroller

2 Ibid, 13

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.